SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that its calendar of events published on the Eletrobras and Comissão de Valores Mobiliários - CVM websites will be changed to postpone by 2 (two) days, according to the table below, the filing date of its Financial Statements for the year ended on December 31, 2019, the date of its conference call to the market and also of its Annual Shareholders Meeting - AGO.

As it is reported by all national and international press channels, these days the world is going through a pandemic due to the coronavirus, Covid-19. The relevant impacts in Brazil and in the world are known and are widely disseminated.

Indeed, Eletrobras, like most companies in Brazil, has been following the recommendations of the Ministry of Health, the government of the State of Rio de Janeiro and the governments of the states in the cities where its subsidiaries are located, having taken steps to efficiently monitor the progress of the coronavirus, in order to preserve its employees, as well as prevent the spread of the disease, including through the creation of a Crisis Committee, which aims to coordinate all actions related to the pandemic.

In this scenario, as far as possible, due to the need to preserve essential activities, the Company placed a substantial part of its employees at home office, restricting national travels and the participation of a large number of people in meetings, in addition to prohibiting international travels. It also placed employees and collaborators who showed symptoms of the virus on medical leave or quarantine and requested that its service providers also observe all the guidelines of the Ministry of Health.

Thus, with the adoption of such measures, the Company will need more time to complete its 2019 financial statements, given that Eletrobras consolidates the results of 8 subsidiaries, as well as accounting for the effects of 25 affiliates and 136 special purpose companies.

Below is the changed calendar of events with the new dates:

Annual Financial Statements and Consolidated Financial Statements, for the yearended December 31, 2019
EVENT	DATE
Disclosure to Shareholders CVM/B3/SEC/NYSE/Madrid	03/27/2020
Standardized Financial Statements – DFP, for the year ended December 31, 2019
EVENTO	DATA
Disclosure to Shareholders CVM/B3/SEC/NYSE/Madrid	03/27/2020
Ordinary Stockholders Meeting
EVENTO	DATA
Disclosure of the Administration Proposal in the website of CVM/B3/SEC/NYSE/Madrid	03/27/2020
OGM Call Notice in the website of CVM/B3/SEC/NYSE/Madrid	03/27/2020
Publication of the Announcement to Shareholders	03/31/2020
Annual Shareholders Meeting	04/30/2020
Disclosure of the main deliberations of the Annual Shareholders Meeting in the website of CVM/B3/SEC/NYSE/Madrid	04/30/2020
Disclosure of the Minutes of the Annual Shareholders Meeting in the website to CVM/B3/SEC/NYSE/Madrid	05/12/2020
Reunião Pública com Analistas/Investidores
EVENTO	DATA
Public meeting with analysts (Apimec São Paulo) at 05:00 pm.	CANCELLED
Teleconferência
EVENTO	DATA
Conference Call at 02:30 pm – Brasília time (presentation of the financial statements - December 2019). The access number will be announced through the site and specific Announcement	03/30/2020
Reuniões do Conselho de Administração
EVENTO	DATA
Board of Directors meeting. Subject: to deliberate on the approval of the Financial Statements) 2019	03/27/2020
Submission of Board of Directors Minutes of Meeting the Financial Statements 2020	04/08/2020

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Rio de Janeiro, March 20, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.